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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Iridex Corporation
(Name of Issuer)
Shares of Common Stock, $0.01 par value
(Title of Class of Securities)
462684101
(CUSIP Number)
Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
December 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	462684101

1	NAMES OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		491,864

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		491,864

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	491,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	462684101

1	NAMES OF REPORTING PERSONS Bradbury Dyer III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		491,864

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		491,864

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	491,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D (the “Schedule 13D”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”) and Paragon Associates II, Ltd. a Texas limited partnership (“Paragon II”), and (ii) Bradbury Dyer III (“Mr. Dyer”, and together with Paragon JV, the “Reporting Persons”). This Schedule 13D relates to shares of common stock, $0.01 par value (the “Common Stock”) of Iridex Corporation, a Delaware corporation (the “Issuer”).
This Schedule 13D relates to Common Stock purchased by Mr. Dyer for the account of Paragon JV on behalf of Paragon and Paragon II. Mr. Dyer, as the authorized agent to Paragon JV, controls the investment decisions of Paragon JV.

Item 1.	Security and Issuer
Securities acquired: Common Stock, $0.01 par value per share.
Issuer: Iridex Corporation
1212 Terra Bella Avenue
Mountain View, California 94043

Item 2.	Identity and Background
(a) This statement is filed by: (i) Paragon JV and (ii) Mr. Dyer.
(b) The business address of the Reporting Persons is 500 Crescent Court, Suite 260, Dallas, Texas 75201.
(c) The principal business of Paragon JV is the joint management of the assets and activities of Paragon and Paragon II. The principal business of Paragon and Paragon II is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The present principal occupations or employments of Mr. Dyer are management of his personal investments, serving as general partner of Paragon and Paragon II, and as the authorized agent for Paragon JV.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) Paragon JV is a joint venture formed under the laws of the State of Texas. Mr. Dyer is a United States citizen.

Item 3.	Source and Amount of Funds
The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is $737,486.79. The source of these funds was the working capital of the Reporting Persons.

Item 4.	Purpose of the Transaction
The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for acquiring control of the Issuer. Depending on price, availability, market conditions and other factors that may affect their judgment, the Reporting Persons may acquire additional shares of dispose of any or all of their shares. The Reporting Persons do not currently intend to acquire the Issuer or to control the management and policies of the Issuer. The Reporting Persons may have communications with the Issuer regarding the Issuer’s operations, strategic plans, corporate governance, board composition and/or shareholder value.

Item 5.	Interest in Securities of the Issuer
(a) As of January 8, 2009, Paragon JV, by virtue of carrying out the purposes of Paragon and Paragon II per the joint venture agreement of Paragon JV, a copy of which is herewith filed as Exhibit 2 and incorporated herein by reference, beneficially owns 491,864 shares of Common Stock, which represents 5.6% of the Issuer’s outstanding shares of Common Stock. The percentage of ownership of the Reporting Persons, as reported in this Schedule 13D was calculated by dividing (i) 491,864 shares of Common Stock owned by Paragon JV, by (ii) 8,824,301 shares of Common Stock outstanding as of October 31, 2008 based upon the Form 10-Q filed with the Securities and Exchange Commission on November 4, 2008. Mr. Dyer does not have direct beneficial ownership of the 491,864 shares of the Issuer’s Common Stock; however, Mr. Dyer, as sole general partner of Paragon I and Paragon II, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.
(b) Paragon JV has the power to vote and dispose of the 491,864 shares of Common Stock it holds; and Mr. Dyer, as the authorized agent of Paragon JV, has the power to vote and dispose of the 491,864 shares of Common Stock held by Paragon JV.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to be Filed as Exhibits
Exhibit 1.     Joint filing agreement by and among the Reporting Persons.
Exhibit 2.     Joint Operation and Accounting Procedures Agreement.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 8, 2009	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE
	By:	/s/ Bradbury Dyer III
		Name:	Bradbury Dyer III
		Title:	Authorized Agent

BRADBURY DYER III
	By:	/s/ Bradbury Dyer III

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.	Joint filing agreement by and among the Reporting Persons.

Exhibit 2.	Joint Operation and Accounting Procedures Agreement.